Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.7MM 151.6MM Cdn $5.75 - $10.99

FOR IMMEDIATE RELEASE: November 10, 2004	No. 37/04

IAMGOLD THIRD QUARTER RESULTS

Highlights:
›
On August 11, 2004 the Company announced an agreement with Gold Fields Limited to acquire all of Gold Fields’ mining assets located outside of the Southern African Development Community (SADC) in return for the issuance of 352 million IAMGOLD common shares. On August 15, 2004, Golden Star’s unsolicited offer for all the shares of IAMGOLD lapsed.

›	Attributable production for the quarter amounted to 99,000 ounces (YTD 313,000 ounces) at a cash cost, as defined by the Gold Institute ("GI"), of US$255/oz (YTD US$246/oz).

›
Operating cash flow increased 191% to US$18.9 million or $0.13 per share for the quarter compared to the third quarter 2003 as a result of distributions from the Tarkwa and Damang mines (YTD US$18.4 million or $0.13 per share).

›
A net loss for the quarter of $(0.9) million or $(0.01) per share compared to net earnings of $4.6 million or $0.03 per share for the third quarter of 2003 primarily a result of $3.3 million in corporate transaction costs and increased exploration activities expensed during the quarter.

›	With a gold price of $416 per ounce at September 30, 2004, the unrealized gain on the Company’s gold bullion holdings increased to $12.9 million ($0.09 per share).

›	A second drill rig was added to the Quimsacocha exploration project in Ecuador as a result of excellent drill results achieved in Q2 2004.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended			Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003		Sept. 30, 2004	Sept. 30, 2003

Net earnings (loss)	$(926)	$4,587	*	$5,057	$10,104	*
Operating cash flow	$18,886	$6,485		$18,396	$26,627
Net earnings (loss) per share	$(0.01)	$0.03		$0.03	$0.07
Operating cash flow per share	$0.13	$0.04		$0.13	$0.18
Gold produced (oz) IMG share	98,844	102,645		312,685	312,662
GI cash cost (US$/oz)	$255	$221		$246	$217
Total production cost (US$/oz)	$339	$291		$320	$283
Average realized gold price (US$/oz)	$404	$362		$406	$355

*	Restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.

Conference Call

A conference call to review the Corporation’s first quarter results will take place on Wednesday, November 10, 2004 at 10:00 am EST. Local call-in number: 416-645-3002 and N.A. toll-free: 1-800-814-4941. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from approximately 12:00 p.m. November 10-17, 2004 by dialing local: 416-640-1917, passcode: 21100468# and N.A. toll-free: 1-877-289-8525, passcode: 21100468#. A replay will also be available on IAMGOLD’s website.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Operating cash flow for the third quarter of 2004 increased 191% to $18.9 million or $0.13 per share compared to $6.5 million or $0.04 per share for the third quarter of 2003. For the third quarter of 2004, operating cash flow was positively impacted by cash distributions of $4.0 million from the Tarkwa mine and $4.7 million from the Damang mine.

Net loss for the third quarter of 2004 was $0.9 million or $0.01 per share compared to net earnings of $4.6 million or $0.03 per share for the third quarter of 2003. Net earnings for the first nine months of 2004 were $5.1 million or $0.03 per share compared to $10.1 million or $0.07 per share for the first nine months of 2003. Earnings during the quarter and the first nine months of 2004 were impacted primarily by $3.3 million ($0.02 per share) and $9.5 million ($0.07 per share), respectively in corporate transaction costs. Corporate transaction costs for the quarter include due diligence activities, financial advisory fees and legal services primarily in respect of the unsolicited takeover offer by Golden Star Resources Ltd. and the Gold Fields merger proposal. Net earnings were further impacted by a $1.1 million increase in exploration costs during the quarter on the Quimsacocha and Cañadon del Moro projects, compared to the third quarter 2003 and by non-cash charges of $0.5 million and $0.8 million respectively relating to expensing of the estimated costs of issuing stock options and foreign exchange losses on the Company’s provision for future income taxes. These costs were somewhat offset by the higher realized price for gold of $404 per ounce for the third quarter of 2004 and $406 per ounce year-to-date as compared to $362 per ounce and $355 per ounce for the same periods in 2003.

At September 30, 2004 the Company held 146,129 ounces of gold bullion acquired at an average cost $327 per ounce for a total cost of $47.8 million. The market value of these bullion holdings using a September 30, 2004 gold price of $416 per ounce was $60.7 million, reflecting an unrealized gain of $12.9 million ($0.09 per share).

	2002	2003				2004
	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Revenues	$24,739	$23,842	$24,179	$23,763	$29,327	$27,632	$31,510	$28,076
Net earnings (loss)*	(1,428)	3,472	2,045	4,587	5,376	5,906	77	(926)
Net earnings (loss) per share
- basic and diluted*	(0.02)	0.03	0.01	0.03	0.04	0.04	0.00	(0.01)
Operating cash flow	2,053	12,292	7,850	6,485	4,011	5,773	(6,263)	18,886
Operating cash flow per share
- basic and diluted	0.02	0.09	0.05	0.04	0.03	0.04	(0.04)	0.13
Cash and bullion balance	113,958	93,014	99,816	106,463	113,958	113,190	94,900	93,017
Gold spot price (US$/oz)**	323	352	347	363	391	408	393	401

*	2002 and 2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.
**	Average gold price as per the London pm fix.

IAMGOLD CORPORATION | 2

IAMGOLD Attributable Production and Costs

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Production (000 oz)
Sadiola - 38%	40	40	42	50	45	45	38
Yatela - 40%	21	30	19	17	20	25	24
Tarkwa - 18.9%	26	25	28	27	26	23	24
Damang - 18.9%	15	14	14	14	15	16	13
Total production	101	109	103	108	106	108	99
GI cash cost (US$/oz - IMG share)*	217	215	221	246	239	243	255
Gold spot price (US$/oz)**	352	347	363	391	408	393	401

*
Weighted average Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.

**	Average gold price as per the London pm fix.

Forecast 2004 production for IAMGOLD is 435,000 ounces, slightly below previous guidance of 440,000 ounces. The decline in production is primarily the result of equipment availability issues at the Yatela mine and movement of higher amounts of waste at the expense of ore at the Tarkwa mine. Gold Institute cash cost for 2004 is forecast at $240 per ounce, compared to the previous estimate of $235 per ounce. The higher cash costs are primarily a function of higher fuel costs.

Forecast 2005 production for IAMGOLD is 440,000 ounces at a Gold Institute cash cost of $260 per ounce.

RESULTS OF OPERATIONS

Sadiola Mine (IAMGOLD interest - 38%)

Summarized Results - 100% Basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Tonnes mined (000t)	4,500	4,842	3,946	5,357	4,065	3,648	3,054
Ore milled (000t)	1,190	1,290	1,240	1,350	1,160	1,300	1,330
Head grade (g/t)	3.1	2.6	2.7	3.7	3.9	3.8	3.5
Recovery (%)	86	93	92	84	80	74	70
Gold production - 100% (000 oz)	104	105	111	132	117	117	101
Gold sales - 100% (000 oz)	113	101	105	134	118	116	103
Gold revenue (US$/oz)	369	359	365	402	418	411	410
Direct cash costs (US$/oz)	216	208	187	227	210	234	248
Production taxes (US$/oz)	23	20	20	24	25	23	24
Total cash costs (US$/oz)	239	228	207	251	235	257	272
Accounting adjustments (US$/oz)	(28)	(11)	(9)	(25)	(15)	(15)	(4)
GI cash cost (US$/oz)	211	217	198	226	220	242	268
GI cash cost (US$000)	21,872	22,666	21,984	29,907	25,781	28,373	27,107
IMG share - 38% (US$000)	8,311	8,613	8,354	11,365	9,797	10,782	10,300
GAAP reconciling items (US$000)**,#	726	(950)	(624)	(272)	565	187	35
Mining expense (US$000)	9,037	7,663	7,730	11,093	10,362	10,969	10,335

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.
#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

IAMGOLD CORPORATION | 3

Gold production at the Sadiola mine during the third quarter was 101,000 ounces, 14% lower than the second quarter 2004 production and 9% lower than the third quarter 2003 production. The primary cause for the decreased production was poor gold recovery from the sulphide ore which averaged only 63% for the quarter. Recovery suffered due to insufficient dissolved oxygen being delivered to the leach tanks and due to a higher level of refractory ore being delivered to the mill.

The oxygen plant at Sadiola was originally designed to produce enough oxygen for a mill feed almost entirely composed of oxide ores. However, as ore reserve additions have been made, a larger component of sulphide ores has emerged and additional oxygen for the process is required. Hydrogen peroxide is now being added to the leach tanks to increase the available oxygen and the possible investment in an expanded oxygen plant is being considered for the longer term. Recoveries from sulphide ores improved to 72% in October and further improvements to the 78% level are expected in future. In addition, a program to better categorize the sulphide ores as to their refractory or non-refractory nature has been initiated so as to optimize the blend of ores delivered to the mill.

Exploration at Sadiola has also been successful in identifying additional oxide resources in sufficient amounts to extend the mine life at Sadiola by on the order of two years. As a result, the level of oxides that will be fed to the plant in 2005 will be maximized and will increase to 68% from the current level of 48%. Recoveries from oxide material is 95%.

As a result of lower recoveries and higher fuel costs during the third quarter, cash costs increased to $268 per ounce. One of the key cost drivers at Sadiola is the continuing elevated price of diesel fuel. A feasibility study will commence shortly on sourcing hydro-generated electric power rather than relying on the on-site diesel generators. A pre-feasibility study will also commence in the first quarter of 2005 on the development of the deep sulphides at Sadiola. As a result of the previously mentioned success in locating additional oxides, the deep sulphides are now not required as a source of feed for the plant until 2011.

Asset additions at Sadiola amounted to $1.7 million for the third quarter of 2004 and $4.8 million year-to-date. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures were $2.3 million for the third quarter and $7.1 million year-to-date, of which $1.4 million and $3.9 million were spent in the respective periods on resource definition drilling for the deep sulphide project. The remaining amounts were spent on oxide and other exploration programs.

During the quarter, a profit distribution of $13.0 million was paid to shareholders, resulting in a total of $24.0 million paid year-to-date in 2004. IAMGOLD’s share of these distributions was $4.9 million for the quarter and $9.1 million year-to-date. Subsequent to quarter end, an additional dividend of $10.0 million was paid with IAMGOLD’s share being $3.8 million. Operating cash flow at Sadiola was $11.7 million for the third quarter and $58.5 million year-to-date.

Production for 2004 at Sadiola is forecast at 465,000 ounces at a Gold Institute cash cost of $240 per ounce.

IAMGOLD CORPORATION | 4

Yatela Mine (IAMGOLD interest - 40%)

Summarized Results - 100% Basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Tonnes mined (000t)	4,359	4,456	4,094	9,208	7,418	4,963	3,269
Ore crushed (000t)	740	700	470	680	640	760	640
Head grade (g/t)	2.8	3.8	2.3	2.2	3.6	3.4	3.6
Gold stacked (oz)	67	85	35	49	74	81	73
Gold production - 100% (000 oz)	53	75	48	42	51	62	59
Gold sales - 100% (000 oz)	54	70	53	45	46	71	59
Gold revenue (US$/oz)*	355	346	358	395	405	395	402
Direct cash costs (US$/oz)	210	172	247	444	335	283	225
Production taxes (US$/oz)	23	20	24	26	22	28	25
Total cash costs (US$/oz)	233	192	271	470	357	311	250
Accounting adjustments (US$/oz)**	(20)	11	(7)	(134)	(72)	(61)	(11)
GI cash cost (US$/oz)	213	203	264	336	285	250	239
GI cash cost (US$000)	11,400	15,231	12,743	13,874	14,536	15,487	14,219
IMG share - 40% (US$000)	4,560	6,092	5,097	5,550	5,815	6,195	5,688
GAAP reconciling items (US$000)***,#	137	(328)	(272)	261	(619)	1,266	105
Mining expense (US$000)	4,697	5,764	4,825	5,811	5,196	7,461	5,583

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.
***	Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.
#	2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

Operations at Yatela progressed relatively smoothly through this year’s rainy season. However, a thirteen day strike by the unionized employees of the mine contractor did negatively impact tonnages mined during the third quarter. Mining at the satellite Alamoutala pit is virtually complete and mining will now focus on the higher grade, lower levels of the main pit. Crushing rates were as planned despite the sticky nature of the wet ore. Gold Institute cash costs decreased to $239 per ounce, their best level compared to the previous four quarters.

Capital expenditures at Yatela were $1.2 million for the third quarter and $5.5 million year-to-date. Of these amounts, leach pad expansion costs were $0.3 million for the third quarter and $3.6 million year-to-date. Operating cash flow at Yatela was $16.0 million for the quarter and $18.9 million year-to-date.

Gold production at Yatela for 2004 remains forecast at 250,000 ounces at a Gold Institute cash cost of $245 per ounce.

IAMGOLD CORPORATION | 5

Tarkwa Mine (IAMGOLD interest - 18.9%)

Summarized Results - 100% Basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Tonnes mined (000t)	10,839	10,938	13,532	13,175	16,269	18,522	20,780
Ore crushed (000t)	3,850	3,720	4,080	3,920	4,170	3,840	4,090
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.4	1.3
Gold stacked (000 oz)	172	162	185	179	193	179	175
Expected yield (%)	74	75	75	73	73	74	81
Gold production & sales - 100% (000 oz)	136	129	148	142	137	123	125
Gold revenue (US$/oz)*	342	336	361	391	407	395	401
Direct cash costs (US$/oz)	187	204	200	215	244	269	274
Production taxes (US$/oz)	11	10	11	12	12	12	12
Total cash costs (US$/oz)	198	214	211	226	256	281	286
Gold-in-process adjustments (US$/oz)	14	9	10	13	(8)	(20)	(25)
GI cash cost (US$/oz)	212	223	221	240	248	261	261
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	21,731	16,426	17,466
IMG share - 18.9% (US$000)	3,348	2,758	3,899	4,047	4,107	3,105	3,301
GAAP reconciling items (US$000)**	(1,844)	(1,684)	(1,868)	(1,917)	(1,920)	(1,599)	(1,997)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	2,187	1,506	1,304

*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

Gold production at Tarkwa was less than anticipated at 125,000 ounces for the quarter while gold-in-process i.e. gold in the leach pads, increased by 13,000 ounces. The grade being delivered to the heap leach is decreasing as planned as the higher grade ores are being stockpiled to provide feed for the new CIL mill.

With the commissioning of the new fleet of owner-operated mining equipment, the mining department moved a record 20.8 million tonnes of waste and ore during the third quarter. Full demobilization of the mining contractor was completed at the end of September. As the Tarkwa operation does not capitalize excess stripping, the high level of mining activity resulted in unit costs remaining at $261 per ounce of gold produced. Unit costs are expected to decline as mining activities return to more normal levels.

At the end of the quarter, the Company announced expanded gold reserves and resources at Tarkwa (see October 4, 2004 press release). Reserves increased by 4.9 million ounces to 14.7 million ounces as at June 30, 2004 using a $350 per ounce gold price. The Tarkwa mine now has an estimated life of 24 years at currently forecast production rates.

Asset additions at Tarkwa amounted to $29.8 million for the third quarter of 2004 and $140.2 million year-to-date. The majority of the capital expenditures were for the construction of the new mill and the purchase of the fleet plus conversion from contract mining to owner-operated mining. The new mill and fleet purchase plus conversion costs amounted to $13.3 million and $12.7 million respectively for the third quarter, and $62.3 million and $66.2 million respectively year-to-date. Fleet purchase costs have now been completed. Progress on the mill remains ahead of schedule with the official opening having taken place in early November. Full commercial production is expected by year-end. Forecast final cost for the mill is $98.4 million.

IAMGOLD CORPORATION | 6

The construction of the mill and the fleet of new mine equipment are being funded by shareholder loans. Including an advance of $19.2 million made in the third quarter offset by a cash distribution of $4.0 million during the quarter, IAMGOLD has provided funding of $30.9 million since mid 2003 for these two projects. The balance of the required funding, estimated at $5.0 million, is expected to be provided during the fourth quarter. Cash balances at Tarkwa as at September 30, 2004 were $49.5 million and are of a sufficient size to support a distribution to shareholders large enough to cover the fourth quarter funding requirements.

Forecast production at Tarkwa for 2004 has been lowered to 560,000 ounces compared to 585,000 ounces provided in previous guidance, as a result of lower than expected production in the second and third quarters. A significant increase in gold production is expected in the fourth quarter with the mill in the start-up phase. Gold Institute cash costs are forecast at $240 per ounce versus the previously provided $235 per ounce.

Damang Mine (IAMGOLD interest - 18.9%)

Summarized Results - 100% Basis

	2003				2004
	1st Qtr*	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Tonnes mined (000t)	4,645	5,162	4,015	3,675	3,976	3,628	2,746
Ore milled (000t)	1,230	1,310	1,180	1,360	1,300	1,390	1,340
Head grade (g/t)	2.2	2.1	2.0	2.0	2.0	2.1	1.8
Recovery (%)	91	92	92	90	90	90	90
Gold production & sales - 100% (000 oz)	77	78	70	78	78	83	69
Gold revenue (US$/oz)*	349	345	359	393	406	395	399
Direct cash costs (US$/oz)	215	226	218	202	210	200	212
Production taxes (US$/oz)	11	10	11	12	12	12	12
Total cash costs (US$/oz)	226	236	229	214	222	212	224
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	(5)	(6)	13
GI cash cost (US$/oz)	247	218	228	229	217	206	237
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	14,764	15,572	11,154
IMG share - 18.9% (US$000)	1,493	1,875	1,741	2,396	2,790	2,493	2,108
GAAP reconciling items (US$000)**	(1,138)	(1,257)	(1,295)	(904)	(861)	(1,051)	(1,181)
Earnings from working interest (US$000)	355	618	446	1,492	1,929	1,442	927

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

Good performance at the Damang mine continued throughout the third quarter. Expected lower ore grades however, reduced the production of gold and increased per ounce operating costs during the quarter as compared to the second quarter 2004.

As reported in the Company’s October 4, 2004 press release, the gold reserves at Damang stood at 862,000 ounces as at June 30, 2004. These reserves are sufficient to extend the life of the operations to the 2008/2009 time frame. The feasibility of deepening the main pit, which would extend the mine life further, continues to be investigated.

IAMGOLD CORPORATION | 7

Asset additions at Damang were minimal and amounted to $1.6 million for the third quarter of 2004 and $3.3 million year-to-date.

In August 2004, Abosso (the company which holds the rights to operate and develop the Damang mine) distributed $25 million in dividends to shareholders, of which $4.7 million was IAMGOLD’s share. As of September 30, 2004 cash balances stood at $25.8 million.

Forecast 2004 production at Damang has increased to 290,000 ounces at a Gold Institute cash cost of $235 per ounce versus previous guidance of 280,000 ounces at $235 per ounce.

Exploration

Ecuador

Quimsacocha Project
The diamond drill program which commenced in May on the D1 zone is still in progress. Originally, it was planned that 7,500 metres would be drilled. However, to the end of October approximately 12,000 metres had been completed in 33 holes as a result of high gold grades encountered over extensive intersections early in the program. In September, a second drill commenced on the property and drilling is expected to continue until December 2004. A more complete review of the project was provided in a separate press release dated November 8, 2004.

Argentina

Los Menucos Joint Venture
Following small diamond drill programs on two prospects earlier in the year, Barrick Gold, which is earning in to the project, is considering starting a further drill program before the end of the year.

Cañadon del Moro
The first drill program carried out on this prospect returned some high silver values (highest value 726 grams per tonne over 2 metres), accompanied by lower gold values (see press release of August 10, 2004). A second drill campaign will be carried out on the property in early 2005 in conjunction with the drill testing of other near-by prospects held by the Company.

Brazil

Tocantins Joint Venture (50/50 JV with AngloGold)
A 3,000 metre diamond drill program began in September to test the potential for high-grade ore shoots at depth below the Chapada garimpo (local mining operation) workings. By the end of October, 750 metres had been completed in three holes. Assay results have yet to be received.

Gandarela Joint Venture
The Company’s JV partner, AngloGold, continues to experience technical difficulties with its 6,000 metre diamond drill program that is testing the economic potential of gold-bearing conglomerates. Three drill rigs are working on the property but none have reached targeted depths.

IAMGOLD CORPORATION | 8

Senegal

Bambadji Project
In July, prior to the rainy season, 1,100 metres (in seven holes) of a 3,000 metre diamond drill program were completed on the BA target. All but one of the holes intersected gold mineralization, the best values being 6 metres averaging 11.5 grams/tonne gold and 10 metres averaging 5.6 grams/tonne. The BA prospect lies along the structural corridor that lies to the east of the Senegal-Mali Fault Zone, a major structure that is spacially related to the mineralization of the Loulo/Yalea deposits and the Sadiola gold mine to the north.

The remainder of the drill program will be completed in 2005. Mapping of the complex folding and thrust faulting of the BA area has been completed by a structural geologist and this is expected to assist in locating drill holes in the 2005 program.

Canada

Avalon Joint Venture
A 2,000 metre diamond drill program commenced in September on the Steep Nap prospect in Newfoundland. This work is part of IAMGOLD’s earn-in agreement with Rubicon Minerals. The drill program is expected to be completed in November, following which an assessment will be made of the results.

CORPORATE RESULTS

Mining Interests

	Three Months Ended		Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
($ 000’s)		(Restated)		(Restated)

Gold sales	$25,637	$22,117	$81,070	$69,160
Mining expense	15,918	12,555	49,906	39,717
Depreciation and depletion	6,889	6,277	19,870	17,516

Earnings from mining interests	$2,830	$3,285	$11,294	$11,927

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue at Sadiola and Yatela was US$407 per ounce in the third quarter of 2004 and US$408 per ounce year-to-date compared to US$363 per ounce and US$360 per ounce for the same periods in 2003. Revenue was increased by $0.5 million for the third quarter of 2004 and $1.7 million year-to-date to reflect IAMGOLD’s share of the change in the mark-to-market loss on Sadiola call options and the amortization for the deferred hedge revenue.

Working Interests

	Three Months Ended		Nine Months Ended
($ 000’s)	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Tarkwa	$1,304	$2,031	$4,997	$4,609
Damang	927	446	4,298	1,419

Earnings from working interests	$2,231	$2,477	$9,295	$6,028

IAMGOLD CORPORATION | 9

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.8 million for the third quarter of 2004 and $4.6 million year-to-date, in comparison to $1.4 million and $4.3 million for the same periods in 2003.

Royalty Interests

	Three Months Ended		Nine Months Ended
($ 000’s)	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Gold Royalties
Revenue	$651	$632	$1,852	$1,610
Amortization	449	441	1,199	1,099
Diamond Royalties
Revenue	1,788	1,014	4,296	1,014
Amortization	944	568	2,270	568

Earnings from royalty interests	$1,046	$637	$2,679	$957

Earnings from royalty interests increased 64% in the third quarter and 180% year-to-date compared to the same periods in 2003 due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project of $1.8 million during the third quarter of 2004 and $4.3 million year-to-date is based on the value of diamond sales by the owners during the respective periods. In 2003, the Diavik operations were in the start-up phase and, as a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the third quarter of 2004: the Williams mine in northern Ontario; the Limon mine in Nicaragua; the Joe Mann mine in Quebec; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Corporate Administration and Other

Corporate administration totaled $1.8 million for the third quarter of 2004 and $5.9 million year-to-date compared to $1.5 million and $5.1 million for the same periods in 2003. 2003 costs include $1.0 million resulting from the combination of IAMGOLD’s and Repadre’s corporate functions, including one-time charges for severance and office relocation expenses. 2004 costs include non-cash charges of $0.5 million for the quarter and $1.3 million year-to-date relating to new accounting rules that require expensing the estimated costs of share options granted to employees.

The foreign exchange loss of $0.8 million in the third quarter is primarily attributable to an unrealized, non-cash expense resulting from the translation of the Company’s Canadian based future tax liability into US dollars.

2004 investment income includes a $1.1 million gain relating to sale of a loan in the first quarter of 2004.

Corporate Transactions

On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination was to be completed by way of a plan of arrangement whereby each Wheaton share would be exchanged

IAMGOLD CORPORATION | 10

for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company’s existing shareholders. The combination required approval by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company’s shareholders. The IAMGold shareholder meeting initially scheduled to be held on June 8, 2004 was deferred and ultimately held on July 6, 2004 at which time a majority of the shareholders of IAMGold voted against the transaction and, as a result, the arrangement agreement has been terminated. A total of $3.6 million has been charged against earnings in respect of financial advisory, legal and due diligence expenses incurred in connection with this transaction.

On May 27, 2004 Golden Star Resources Ltd. ("GSR") announced an unsolicited take-over bid for IAMGold offering 1.15 shares of GSR for each share of IAMGold. A Special Committee of the Board of Directors for IAMGold was constituted to review the bid and the Board accepted the Special Committee’s recommendations to reject the GSR offer. The GSR offer was subsequently raised to 1.25 shares of GSR for each IAMGold share and the Board’s recommendation to shareholders was again to reject the revised offer. On July 8, 2004, the Special Committee’s mandate was expanded to include actively pursuing alternatives to maximize value for IAMGold shareholders. On August 15, 2004, Golden Star’s unsolicited takeover bid lapsed. A total of $4.6 million has been charged against earnings in respect of financial advisory, legal and due diligence expenses in connection with the GSR unsolicited offer and the value maximization exercise.

As a result of the value maximizing exercise, on August 11, 2004, the Company announced that it had reached an agreement with Gold Fields Limited to acquire all of Gold Fields’ mining assets located outside of the Southern African Development Community in return for the issuance of 352 million common shares of IAMGold. Due diligence investigations in respect of this transaction and the negotiation of a definitive agreement took place during the remainder of the third quarter, resulting in the announcement of the signing of the Definitive Agreement on September 30, 2004. A total of $1.3 million has been charged against earnings to September 30, 2004 in connection with this transaction. Additional expenses continue to be incurred during the fourth quarter.

Cash Flow

Operating cash flow was $18.9 million for the third quarter of 2004 ($18.4 million year-to-date) compared to $6.5 million ($26.6 million year-to-date for the same period in 2003). The increase for the quarter is a result of $4.0 million and $4.7 million in distributions received from Tarkwa and Damang mines, respectively, a decrease in current working capital in Sadiola and Yatela, and an increase in royalty revenue from Diavik. The increase was partly offset by the corporate transaction costs of $3.3 million for the quarter.

In respect of investing activities, $1.9 million was invested in the Sadiola and Yatela operations for the third quarter of 2004 and $6.5 million year-to-date. An advance of $19.2 million was made to the Tarkwa operations during the quarter.

The corporate cash position was reduced from $53.2 million at December 31, 2003 to $26.1 million as at September 30, 2004 primarily from the funding of capital projects at Tarkwa, corporate transaction costs and the payment of dividends.

IAMGOLD CORPORATION | 11

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	Sept. 30,	December 31,
	2004	2003

Working Capital	$105.4	$118.5
Current Ratio	7.0	5.3

Cash

Consolidated cash balances totaled $45.2 million at September 30, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	Sept. 30,	December 31,
	2004	2003

Joint venture cash	$19.1	$13.5
Corporate cash	26.1	53.2

Total	$45.2	$66.7

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Components of the Company’s corporate cash flow for the second quarter and year-to-date are as follows:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003

Inflows
Sadiola cash receipts	$4.9	$3.0	$9.1	$11.4
Royalties received, net of withholding taxes and gold bullion receipts	2.2	1.4	5.5	2.1
Damang cash receipts	4.7	1.0	4.7	4.9
Tarkwa cash receipts	4.0	-	4.0	4.0
Proceeds from sale of marketable securities and loans receivable	-	0.5	1.8	0.5
Share issuances, net of share issue costs	0.4	3.6	0.9	6.6
Interest income	0.1	0.2	0.7	0.7
Yatela cash receipts	-	3.5	-	3.5
Net cash acquired from Repadre	-	-	-	34.2
Foreign exchange gain on cash balances	0.2	-	-	1.9
Share purchase loan repayments	-	0.8	-	0.8

	$16.5	$14.0	$26.7	$70.6

IAMGOLD CORPORATION | 12

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003

Outflows
Investment in Tarkwa	$19.2	$2.7	$28.2	$2.7
Corporate transaction costs	3.9	-	7.2	-
Dividends	-	-	6.7	2.5
Corporate administration	1.9	2.2	5.8	7.9
Exploration and exploration administration	2.3	1.2	5.4	4.4
Foreign exchange loss on cash balances	-	0.1	0.3	-
Other	-	0.4	0.2	0.1
Gold bullion purchases	-	1.5	-	15.5

	$27.3	$8.1	$53.8	$33.1

Net inflow (outflow)	$(10.8)	$5.9	$(27.1)	$37.5

Gold Bullion

At September 30, 2004, bullion balances were slightly changed from year-end 2003 at 146,129 ounces at an average cost of $327 per ounce. The market value of the bullion was $60.7 million using a September 30, 2004 gold price of $416 per ounce, reflecting an unrealized gain of $12.9 million on bullion balances.

Changes in Accounting Policy

Stock-based compensation:

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

Asset retirement obligations:

On January 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $ 0.6 million.

As at November 9, 2004, the number of shares issued and outstanding of the Corporation was 145.7 million.

IAMGOLD CORPORATION | 13

● ● ● ●

Some of the disclosures included in this interim report for the third quarter of 2004 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

For further information contact:

Joseph F. Conway	Grant A. Edey	Thomas R. Atkins
President & Chief Executive Officer	Chief Financial Officer	Vice-President, Investor Relations
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

IAMGOLD CORPORATION | 14

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(United States Dollars in 000's, except per share data)

For the period ended September 30, 2004

	Three months ended		Nine months ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

		(Restated)		(Restated)
Revenue:
Gold sales	$25,637	$22,117	$81,070	$69,160
Royalties	2,439	1,646	6,148	2,624

	28,076	23,763	87,218	71,784
Expenses:
Mining	15,918	12,555	49,906	39,717
Depreciation and depletion	6,889	6,277	19,870	17,516
Amortization of royalty interests	1,393	1,009	3,469	1,667

	24,200	19,841	73,245	58,900

	3,876	3,922	13,973	12,884
Earnings from working interests	2,231	2,477	9,295	6,028

	6,107	6,399	23,268	18,912

Other expenses (income):
Corporate administration	1,839	1,518	5,928	5,118
Corporate transaction costs	3,295	-	9,509	-
Exploration	2,280	1,180	5,364	4,412
Foreign exchange	790	(31)	790	298
Investment income	(169)	(426)	(1,849)	(881)

	8,035	2,241	19,742	8,947

Earnings before income taxes	(1,928)	4,158	3,526	9,965
Income taxes (recovery):
Current	656	793	2,973	2,291
Future	(1,658)	(1,222)	(4,504)	(2,430)

	(1,002)	(429)	(1,531)	(139)

Net earnings (loss)	(926)	4,587	5,057	10,104
Retained earnings, beginning of period, as previously reported	45,989	39,134	42,023	33,709
Restatement of opening retained earnings (note 2a)	-	-	(2,602)	-
Prior period adjustment (note 2b)	-	236	585	144

Retained earnings, beginning of period, restated	45,989	39,370	40,006	33,853

Retained earnings, end of period	$45,063	$43,957	$45,063	$43,957

Number of common shares
Average outstanding during period	145,597,000	144,085,000	145,540,000	142,215,000
Outstanding at end of period	145,667,000	144,908,000	145,667,000	144,908,000
Net earnings per share (loss) - basic and diluted	$(0.01)	$0.03	$0.03	$0.07

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION | 15

CONSOLIDATED BALANCE SHEET
(unaudited)
(United States Dollars in 000's, except per share data)

As at September 30, 2004

	As at	As at
	Sept. 30, 2004	Dec. 31, 2003

		(Restated)
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$45,182	$66,675
Gold bullion (146,129 oz - market value $60,738,000) (note 3)	47,835	47,283
Accounts receivable and other	20,110	21,443
Inventories	9,836	10,397

	122,963	145,798
Marketable securities	1,102	1,116
Long-term inventory	16,609	12,773
Long-term receivables	6,917	7,610
Working interests	88,622	59,806
Royalty interests	59,472	62,941
Mining interests (note 1b)	74,526	87,953
Future tax asset	35	47
Other assets	1,223	1,239
Goodwill	74,886	74,886

	$446,355	$454,169

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$17,606	$27,259
Long-term liabilities:
Deferred revenue	414	1,655
Future tax liability	17,266	21,264
Asset retirement obligation (note 1b)	6,183	5,961
Non-recourse loans payable (note 4)	10,947	11,342

	52,416	67,481

Shareholders' equity:
Common shares (Issued: 145,551,179 shares) (note 5)	343,673	342,208
Stock-based compensation (notes 1(a) and 5(b))	5,476	2,138
Share purchase loans	(273)	(266)
Retained earnings	45,063	42,608

	393,939	386,688

	$446,355	$454,169

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION | 16

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(United States Dollars in 000's, except per share data)

For the period ended September 30, 2004

	Three months ended		Nine months ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Operating activities:
Net income (loss)	$(926)	$4,587	$5,057	$10,104
Items not affecting cash:
Earnings from working interests, net of dividends	6,486	(2,477)	(578)	(2,036)
Depreciation and amortization	8,299	7,302	23,389	19,221
Deferred revenue	(414)	(414)	(1,241)	(1,241)
Future income taxes	(1,658)	(1,222)	(4,504)	(2,430)
Stock-based compensation	584	69	1,340	158
Loss (gain) on sale of marketable securities and long-term receivables	-	(236)	(1,120)	(233)
Unrealized foreign exchange losses (gains)	1,049	302	525	2,610
Change in non-cash current working capital	6,199	(1,661)	(1,069)	982
Change in non-cash long-term working capital	(733)	235	(3,403)	(508)

	18,886	6,485	18,396	26,627

Financing activities:
Issue of common shares, net of issue costs	383	3,653	946	6,627
Dividends paid	-	-	(6,725)	(2,519)
Share purchase loan repayments	-	1,469	-	1,469
Repayments of non-recourse loans	(3)	(809)	(606)	(1,411)

	380	4,313	(6,385)	4,166

Investing activities:
Net cash acquired from Repadre Capital Corporation	-	(2)	-	33,391
Mining interests	(1,855)	(3,396)	(6,481)	(8,193)
Note receivable	(56)	706	(32)	713
Distributions received (paid) from (to) working interests	(19,204)	(1,650)	(28,238)	2,245
Gold bullion	(168)	(1,657)	(552)	(15,973)
Proceeds from disposition of marketable securities and long-term receivables	-	487	1,833	511
Other assets	(34)	(318)	(34)	41

	(21,317)	(5,830)	(33,504)	12,735

Increase (decrease) in cash and cash equivalents	(2,051)	4,968	(21,493)	43,528
Cash and cash equivalents, beginning of period	47,233	54,395	66,675	15,835

Cash and cash equivalents, end of period	$45,182	$59,363	$45,182	$59,363

Supplemental cash flow information:
Interest paid	$235	$48	$314	$157
Income taxes	323	751	2,481	2,198

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION | 17

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended September 30, 2004

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.	Change in Accounting Policies:

	a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

	b)	Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003		$3,671
Increase in asset retirement obligation, January 1, 2003		3,527

Increase in opening retained earnings, January 1, 2003		144
Increase in net earnings for 2003	- Q1	67
	- Q2	25
	- Q3	186
	- Q4	163

		441

Increase in opening retained earnings, January 1, 2004		$585

The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 2004	$3,028
Increase in asset retirement obligation, January 1, 2004	2,443

Increase in opening retained earnings, January 1, 2004	$585

IAMGOLD CORPORATION | 18

2.	Cash and Cash Equivalents:

	Sept. 30, 2004	Dec. 31, 2003

Corporate	$26,042	$53,171
Joint ventures	19,140	13,504

	$45,182	$66,675

3.	Gold Bullion:

As at September 30, 2004, the Company held 146,129 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $416 per ounce was $60,738,000.

4.	Non-Recourse Loans Payable:

	Sept. 30, 2004	Dec. 31, 2003

Yatela loans	$10,947	$11,342
Note receivable from the Government of Mali, included in long-term receivables	6,667	6,635

Net Yatela obligation	$4,280	$4,707

5.	Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of
	shares	Amount

Issued and outstanding, December 31, 2003	145,333,845	$342,208
Restatement of opening share capital (note 1(a))		172
Exercise of options	333,635	1,293

Issued and outstanding, September 30, 2004	145,667,480	$343,673

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of September 30, 2004 and changes during the nine months then ended is presented below. All exercise prices are denominated in Canadian dollars.

IAMGOLD CORPORATION | 19

		Weighted
		Average
		Exercise
	Options	Price

Outstanding, beginning of period	5,414,535	$5.13
Granted	805,000	9.02
Exercised	(333,635)	3.39
Forfeited	(24,001)	5.33

Outstanding, September 30, 2004	5,861,899	$5.77

Options exercisable, September 30, 2004	4,000,234	$4.84

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the nine months ended September 30, 2004, $1,288,000 was recorded as compensation expense relating to the following options:

			Total	Nine Months
		Weighted Average	Weighted	Ended
Year of Grant/		Exercise	Average	Sept. 30, 2004
Modification	# of Options	(Cdn$) Price	Fair Value	Expense

2002	432,667	$7.27	$2.88	$322
2003	910,000	7.61	1.56	339
2004	805,000	9.02	2.26	627

	2,147,667	$8.07	$1.92	$1,288

In 2004, the Company awarded 22,172 restricted common shares to certain executives of the Company under the Company’s share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the nine months ended September 30, 2004, $52,000 was recorded as compensation expense relating to the restricted share awards.

IAMGOLD CORPORATION | 20

6.	Segmented Information:

	(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	Joint Venture
	and Working
Sept. 30, 2004	Interests	Royalties	Corporate	Total

Cash and gold bullion	$19,140	$-	$73,877	$93,017
Other current assets	26,687	-	3,259	29,946
Long-term assets	97,836	74,604	2,575	175,015
Long-term assets related to working interests	148,377	-	-	148,377

	$292,040	$74,604	$79,711	$446,355

Current liabilities	9,674	-	7,932	17,606
Long-term liabilities	17,544	-	17,266	34,810

	$27,218	$-	$25,198	$52,416

Revenues	$81,070	$6,148	$-	$87,218
Operating costs of mine	48,508	-	-	48,508
Earnings from working interests	9,295	-	-	9,295
Depreciation and amortization	19,870	3,469	50	23,389
Exploration expense	-	-	5,364	5,364
Other expense	5	-	16,025	16,030
Interest & investment expense (income), net	1,398	-	(1,702)	(304)
Income taxes	2,492	101	(4,124)	(1,531)

Net income (loss)	$18,092	$2,578	$(15,613)	$5,057

(b)	The Company’s share of joint venture cash flows for the nine months ended September 30, 2004 is as follows:

Sept. 30, 2004

Cash flows from (used in) operations	$21,875
Cash flows from (used in) financing	(606)
Cash flows from (used in) investments	(6,513)

7.	Contingencies and Commitments:

	(a)	The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4 2002 in relation to this judgment.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15th, 2004. Judgment was reserved. A decision has not yet been released.

IAMGOLD CORPORATION | 21

(b)
In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

8.	Corporate Transactions:

On August 11, 2004, IAMGOLD and Gold Fields Limited (“GFL”) announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community (“SADC”) in exchange for approximately 350 million shares of IAMGOLD. The new company is to be called Gold Fields International Limited (“GFI”). As a result of the transaction, GFL will own approximately 70% of GFI while existing IAMGOLD shareholders will own the remaining 30% of GFI.

A definitive agreement amongst the parties was signed on September 30, 2004. The combination is subject to regulatory approval and third party consents customary in a transaction of this nature. The transaction is subject to the approval of a majority of the votes cast by the shareholders of both IAMGOLD and Gold Fields at meetings of shareholders scheduled to be held in early December. The transaction is expected to close by the end of the year.

If the transaction does not occur as a result of one of the parties accepting a superior proposal, then the party that accepted the superior proposal will be required to pay a fee of US$20 million to the other party.

IAMGOLD CORPORATION | 22